Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

 (Stock Code: 1055)

(1) PROPOSED AUTHORIZATION TO XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO HEBEI AIRLINES

(2) PROPOSED APPOINTMENT OF THE NON-EXECUTIVE DIRECTOR
AND

(3) SUPPLEMENTAL NOTICE OF AGM

A supplemental notice setting out the additional resolutions to be resolved at the AGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m. on Friday, 27 May 2016 is set out on pages 9 to 10 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at the AGM or any adjournment thereof if you so wish.

12 May 2016

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	3

SUPPLEMENTAL NOTICE OF AGM	9

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 2:00 p.m. on Friday, 27 May 2016

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated in the PRC and a 99.47%-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date	” 9 May 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange

DEFINITIONS

“Proposed Appointment”	the proposed appointment of Mr. Wang Chang Shun as the non-executive Director of the seventh session of the Board

“Proposed Provision of Guarantees”	the proposed authorization by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2016 to 30 June 2017

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	the shares of RMB 1.00 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a 55%-owned subsidiary of the Company as at the Latest Practicable Date

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	278 Ji Chang Road
Yuan Xin An	Guangzhou
Yang Li Hua	PRC 510405

Executive Directors
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

12 May 2016

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AUTHORIZATION TO XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO HEBEI AIRLINES

(2) PROPOSED APPOINTMENT OF THE NON-EXECUTIVE DIRECTOR
AND
(3) SUPPLEMENTAL NOTICE OF AGM

1.	INTRODUCTION

Reference is made to the Company’s announcements dated 11 May 2016 in relation to the Proposed Provision of Guarantees and Proposed Appointment. The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Proposed Provision of Guarantees and Proposed

LETTER FROM THE BOARD

Appointment; and (2) to give you supplemental notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions in relation to the Proposed Provision of Guarantees and Proposed Appointment at the AGM.

2.	PROPOSED PROVISION OF GUARANTEES

General

Reference is made to the Company’s announcement dated 11 May 2016 in relation to the Proposed Provision of Guarantees.

On 11 May 2016, the Board resolved to propose to authorize Xiamen Airlines to provide guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2016 to 30 June 2017, authorize the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees. The Proposed Provision of Guarantees shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

Information on the Guaranteed Party

Name of guaranteed party:	Hebei Airlines

Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative:	Mu Jianyong

Registered capital:	RMB2.6 billion

Business scope:	Domestic air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment; and import and export goods and technologies

Credit rating:	AA-

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively

LETTER FROM THE BOARD

Relationship of the Guaranteed Party with the Guarantor and the Company:	Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment Group Co., Ltd. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines

Financial information:

		Unit: RMB million
	As at	As at
Item	31 December 2015	31 March 2016

Total assets	4,778.75	4,836.69
Total liabilities	3,197.28	2,934.22
Total bank loans	736.4	491.52
Total current liabilities	1,952.37	1,592.27
Net assets	1,581.47	1,902.47

	12 months ended	3 months ended
	31 December 2015	31 March 2016

Revenue	1,416.52	419.55
Net profit	13.71	71.00

Principal Terms of Authorization on Provision of Guarantees

Pursuant to the approval of the Company’s 2014 annual general meeting, the Company has authorized Xiamen Airlines to provide guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016.

The Proposed Provision of Guarantees would be within the period from 1 July 2016 to 30 June 2017, with an aggregate balance remains unchanged at RMB3.5 billion. The above limit of guarantees represents the proposed aggregate amount of authorized guarantees available for Xiamen Airlines, within which the amount of a given guarantee transaction is subject to the guarantee contract to be entered into with relevant financial institutions. The Company will fulfill information disclosure obligations in accordance with the execution progress of guarantee contracts as and when appropriate.

Aggregate Amount of External Guarantees and Overdue External Guarantees

As at 11 May 2016, the loan balance in respect of the guarantees for training costs of self-sponsored trainee pilots provided by the Company and Xiamen Airlines is approximately RMB402.7296 million and RMB41.699 million, respectively, representing approximately 1.03% and 0.11% of the Company’s audited net assets for latest period, respectively, with aggregate amount of overdue guarantees of approximately RMB0.8241 million and RMB1.377 million, respectively.

LETTER FROM THE BOARD

3.	PROPOSED APPOINTMENT OF THE NON-EXECUTIVE DIRECTOR

Reference is made to the Company’s announcement dated 11 May 2016 in relation to the Proposed Appointment.

According to the recommendation of CSAHC, the Board proposed to nominate Mr. Wang Chang Shun as the non-executive Director of the seventh session of the Board and submit such resolution to the AGM for approval.

The biographical details of Mr. Wang Chang Shun are as follows:

Mr. WANG Chang Shun, aged 58, is a male ethnic Han and a member of the Communist Party of China (CPC). He graduated from the University of Science and Technology of China with a Ph.D. in management science and engineering. He is currently the President and Deputy Party Secretary of China Southern Air Holding Company. He began his career in February 1976, served successively as Deputy Director, Director of Weather Safety Supervision Department of CAAC Urumqi Regional Administration; member of the Party Committee and Vice President of Xinjiang Airlines (Deputy Director of CAAC Urumqi Regional Administration); Party Secretary and Vice President of Xinjiang Airlines (Deputy Director of CAAC Urumqi Regional Administration). From November 2000, he worked as President and Deputy Party Secretary of China Southern Airlines Company Limited. From April 2001, he also worked as Vice Chairman of the board of China Southern Airlines Company Limited. From September 2002, he served as the Executive Vice President, member of the Leading Party Group of China Southern Air Holding Company, and Vice Chairman of the board, President and Deputy Party Secretary of China Southern Airlines Company Limited. From August 2004, he worked as the Deputy Administrator of the General Administration of Civil Aviation of China (later renamed as the Civil Aviation Administration of China). From March 2008, he served as the Deputy Administrator and member of the Party Committee of CAAC (Vice Minister Ranking); from October 2011, he worked as the President, Deputy Party Secretary of China National Aviation Holding Company; from January 2012, he also worked as Chairman of Air China Limited. In January 2014, he was appointed the Vice Minister and member of Leading Party Group of the Ministry of Transport. Since February 2016, he has served as the President and Deputy Party Secretary of China Southern Air Holding Company. He is also a representative of the 12th National People’s Congress.

If Mr. Wang Chang Shun is appointed as a non-executive Director, he will enter into a service contract with the Company and shall hold his office until the expiry of the term of the seventh session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, Mr. Wang Chang Shun will not receive remuneration from the Company and shall be paid and be subject to performance evaluation by CSAHC. Further details of the emolument for Directors have been disclosed in the circulars of the Company dated 14 May 2009 and 14 October 2011.

As at the Latest Practicable Date, save as disclosed, Mr. Wang Chang Shun (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

LETTER FROM THE BOARD

There is no other matter relating to the Proposed Appointment that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

4.	AGM

A notice convening the AGM to be held at 2:00 p.m. on Friday, 27 May 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the AGM and a reply slip have been despatched by the Company on 12 April 2016 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolutions to be resolved at the AGM is set out on pages 9 to 10 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM must be taken by poll.

5.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions (including the resolutions relating to the Proposed Provision of Guarantees and Proposed Appointment) proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolutions to be proposed at the AGM as set out in the notices of AGM.

As no Shareholder has a material interest in the Proposed Provision of Guarantees and Proposed Appointment, no Shareholder is required to abstain from voting on the resolution to approve the Proposed Provision of Guarantees and Proposed Appointment at the AGM.

LETTER FROM THE BOARD

6.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Tan Wan Geng
Vice Chairman

SUPPLEMENTAL NOTICE OF AGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting dated 12 April 2016 of China Southern Airlines Company Limited (the “Company”). The annual general meeting (the “AGM”) of the Company will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 May 2016 at 2:00 p.m.

Additional proposals have been proposed by the Board to be submitted to AGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE is hereby given that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as an ordinary resolutions, in addition to the resolutions as set out in the Notice of Annual General Meeting dated 12 April 2016. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 April 2016 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

9.	to consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited with an aggregate balance up to RMB3.5 billion within the period from 1 July 2016 to 30 June 2017; and

10.	to consider and approve the appointment of Mr. Wang Chang Shun as the non-executive director of the seventh session of the board of directors of the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China
12 May 2016

SUPPLEMENTAL NOTICE OF AGM

As at the date of this notice, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of AGM dated 12 April 2016. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolutions as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.	The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:00 p.m. on Thursday, 26 May 2016, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:00 p.m. on Thursday, 26 May 2016, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.